                                 SCHEDULE 14A
                                (RULE 14a-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT
                           SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant  [_]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
                                               [_]  Confidential, For Use of the
                                                    Commission Only
                                                    (as permitted by Rule
                                                    14a-6(e)(2))
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[_]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

           Decade Companies Income Properties - A Limited Partnership
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               (Name of Registrant as Specified in Its Charter)

             Arnold K. Leas and Wellington Management Corporation
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):
[_]  $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A
[_] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3)
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:
                                Not Applicable
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(2) Aggregate number of securities to which transaction applies:
                                Not Applicable
--------------------------------------------------------------------------------

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

                                Not Applicable
--------------------------------------------------------------------------------

(4) Proposed maximum aggregate value of transaction:
                                Not Applicable
--------------------------------------------------------------------------------

(5) Total fee paid:
                                Not Applicable
--------------------------------------------------------------------------------

[_]  Fee paid previously with preliminary materials.
--------------------------------------------------------------------------------

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:
                                Not Applicable
--------------------------------------------------------------------------------

(2) Form, Schedule or Registration Statement No.:
                                Not Applicable
--------------------------------------------------------------------------------

(3) Filing Party:
                                Not Applicable
--------------------------------------------------------------------------------

(4) Date Filed:
                                Not Applicable
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

                            -----------------, 1996


Dear Limited Partner:

     I have enclosed a proxy statement describing my recommendation that Decade Companies ("Decade") be removed as a general partner of the Decade Companies Income Properties - A Limited Partnership (the "Partnership") and replaced with Wellington Management Corporation ("WMC"). Also enclosed is a notification form which I recommend each limited partner vote "FOR" the removal of Decade and "FOR" the appointment of WMC as the new general partner of the Partnership.

     The following is a summary of the recommendations:

     1. I believe the tender offer by the Partnership to purchase your Interests for $402 was not in the best interests of the limited partners.

     2. I believe Decade has managed the Partnership's properties ineffectively, which resulted in a decrease in the value of your Interests.

     3. I recommend that you exercise your rights as owners of the Partnership to remove Decade for their poor performance as managers of your investment.

     4. I recommend that you elect WMC as the replacement general partner for the following reasons:

         (a) I believe WMC is currently managing apartment communities more effectively than the Partnership's properties are being managed. I believe WMC will reduce the Partnership's operating expenses and improve net operating income.

         (b) I believe WMC has a respectable track record of continuous cash distributions to investors in its real estate investment programs. I believe this evidences WMC's commitment to treat investors fairly.

            , 1996
------------
Page 2



     5. Upon replacement of Decade as general partner and appointment of WMC, WMC intends to work to improve the net operating income generated by the Partnership's properties and resume paying limited partners quarterly distributions. WMC also intends to prepare each property for eventual sale.

     6. I cannot promise immediate liquidity. WMC will need time to assess the situation and position the properties for sale. However, I believe that through the eventual liquidation of the Partnership's properties, limited partners will receive greater than $402 per Interest.

     Please carefully review the information provided in the enclosed proxy statement before executing your notification.

                                         Best personal regards,


                                         /s/ Arnold K. Leas

                                         Arnold K. Leas

Encs.

          DECADE COMPANIES INCOME PROPERTIES - A LIMITED PARTNERSHIP
                       250 PATRICK BOULEVARD, SUITE 140
                       BROOKFIELD, WISCONSIN 53045-5864

--------------------------------------------------------------------------------
PROXY STATEMENT OF ARNOLD K. LEAS AND WELLINGTON MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

          This Proxy Statement dated ______, 1996 ("Proxy Statement") and the enclosed notification form (the "Notification") are furnished to holders of limited partnership interests (the "Interests") of Decade Companies Income Properties - A Limited Partnership, a Wisconsin limited partnership (the "Partnership"), in connection with the solicitation of Notifications by Arnold
K. Leas, a holder of 49.64 Interests, and his affiliate, Wellington Management Corporation, a Wisconsin corporation ("WMC"), for use to remove the current general partner of the Partnership, Decade Companies, a Wisconsin general partnership ("Decade"), and replace it with WMC.

          This Proxy Statement and the enclosed Notification are being first sent or given to the limited partners of the Partnership (the "Limited Partners") beginning on or about _______, 1996. Limited Partners are requested to complete and sign the Notification and return it to Arnold K. Leas c/o Wellington Management Corporation, 18650 West Corporate Drive, Brookfield, Wisconsin 53045. Mr. Leas will accumulate returned signed Notifications and immediately after Limited Partners owning more than 50% of the currently outstanding Interests have returned to Mr. Leas signed Notifications in favor of the removal of Decade and appointment of WMC, Mr. Leas will deliver all such Notifications (together with certain required legal opinions) to Decade and the Partnership effectuating the removal of Decade as the general partner of the Partnership and the appointment of WMC as the new general partner. Accordingly, a Limited Partner's signed Notification will become effective, if ever, when so delivered to the Partnership. Notifications should be returned to Mr. Leas by ____________________, 1996.

          The principal executive offices of the Partnership are located at 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045-5864. The address and telephone number of Arnold K. Leas and WMC are: Wellington Management Corporation, 18650 West Corporate Drive, Brookfield, Wisconsin 53045 (414) 792-8900.

                                 THE PROPOSALS

          In accordance with section 8.4 of the Amended and Restated Agreement of Limited Partnership dated September 30, 1996 (the "Partnership Agreement"), Arnold K. Leas and WMC believe it will be in the Limited Partners' best interests to take the following actions:

          1. Remove Decade Companies as the general partner of the Partnership.

          2. Appoint Wellington Management Corporation as the new general partner of the Partnership concurrently with the removal of Decade Companies.

          This Proxy Statement and the enclosed Notification are being furnished to Limited Partners to seek their support in the adoption of both of the above proposals. Adoption of Proposal 2 above is conditioned on adoption of Proposal 1.

          ARNOLD K. LEAS AND WMC URGE ALL LIMITED PARTNERS TO CHECK THE BOX MARKED "FOR" EACH PROPOSAL, DATE, SIGN AND RETURN THE ENCLOSED NOTIFICATION IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. IF YOU SIGN AND RETURN YOUR NOTIFICATION BUT DO NOT MARK THE PROPOSALS, YOU WILL BE DETERMINED TO HAVE GIVEN THE DIRECTION TO VOTE ALL OF THE INTERESTS OWNED BY YOU "FOR" BOTH OF THE PROPOSALS SET FORTH ABOVE.

          Each Limited Partner has the power to revoke his or her signed Notification at any time prior to the date when Mr. Leas has collected signed Notifications "FOR" the proposals from Limited Partners owning in excess of 50% of the Interests. To revoke a prior returned Notification, the Limited Partner must give notice to Mr. Leas in writing.

--------------------------------------------------------------------------------
                                   IMPORTANT

          PLEASE SIGN, DATE AND MAIL THE NOTIFICATION TO MR. LEAS C/O WELLINGTON MANAGEMENT CORPORATION, 18650 WEST CORPORATE DRIVE, BROOKFIELD, WISCONSIN 53045 TODAY.

          YOUR EXECUTION OF THE NOTIFICATION IS IMPORTANT NO MATTER HOW
MANY OR HOW FEW INTERESTS YOU OWN.
--------------------------------------------------------------------------------

                          BACKGROUND OF THE PROPOSALS

          On October 24, 1996, the Partnership delivered to each of the Limited Partners an Offer to Purchase Interests of Decade Companies Income Properties - A Limited Partnership for cash consideration of $402 per Interest (the "Tender Offer"). Pursuant to the Tender Offer, which is discussed in the Partnership's Rule 13e-3 transaction statement on Schedule 13E-3 and Schedule 13E-4 Issuer Tender Offer Statement, which the Partnership has filed with the Securities and Exchange Commission ("SEC"), the Partnership has offered to purchase Interests held by Limited Partners for a purchase price of $402 per Interest to be paid in cash. Mr. Leas and WMC believe that the Tender Offer is not in the best interests of the Limited Partners. Because of this and the reasons specified in the section below entitled "Reasons for the Recommendations," Mr. Leas and WMC believe that it is in the Limited Partners' best interests to reject the Tender Offer and to remove Decade as the general partner of the Partnership and replace it with WMC.

                                RECOMMENDATIONS

          Mr. Leas and WMC recommend that the Limited Partners sign and return the enclosed Notification to Mr. Leas to remove Decade as the general partner of the Partnership and, concurrently therewith, appoint WMC as the new general partner.

                        REASONS FOR THE RECOMMENDATIONS

          Mr. Leas and WMC have recommended that the Limited Partners remove Decade as the general partner and replace it with WMC for the following reasons:

          . Decade has caused the Partnership to offer to purchase the Limited
            Partners' Interests at a purchase price which Mr. Leas and WMC believe is inadequate. The $402 purchase price offered for the Interests is substantially less than the $576 net asset value per Interest determined by the appraisers selected and hired by Decade to conduct an appraisal of the Partnership. Although the Tender Offer indicates that the $576 net asset value does not consider all of the costs of liquidating the Partnership, completing all of the filings required by the SEC, or the costs of the Partnership's own Tender Offer, Mr. Leas does not believe that an approximately 30.21% reduction from the net asset value per Interest is reasonable. In addition, as of September 30, 1996, the Partnership has accumulated approximately $4.2 million of unrestricted cash. If the Partnership were to distribute this cash to the Limited Partners, each Limited Partner would receive approximately $240 per $1,000 invested. After this distribution, the Limited Partners would still own all of their Interests. Instead of making this distribution, Decade has offered to purchase the Interests and cause the Partnership to pay for the Interests out of the Partnership's cash which could otherwise be available for distribution to the Limited Partners.

          . Mr. Leas and WMC believe an investment in the Partnership has failed to provide an adequate return to the Limited Partners and Decade should be held accountable. While Decade has served as general partner, there has been a substantial decline in the value of an Interest. The valuation included with the Tender Offer documents indicates that an Interest originally purchased for $1,000 now has a net asset value of $576. The Tender Offer documents also indicate that Limited Partners have received cash distributions of between $554 and $704 per Interest, depending on the date the Interest was purchased and have had certain tax losses allocated to them with respect to the Interests. However, Mr. Leas and WMC believe that an investment in the Partnership has failed to provide an adequate return after taking into account these distributions and loss allocations. Although one of the Partnership's primary stated objectives is the preservation of Limited Partners' capital, the current appraisal reflects that the net asset value of each $1,000 Interest has declined by over 42%. During that same ten-year period, other apartment communities significantly increased in value, creating gains for their owners rather than the loss in value experienced by the Partnership's investors.

               The value of commercial properties is directly related to net operating income ("NOI"). Mr. Leas and WMC believe that Decade has not done an effective job of maximizing the Partnership's NOI. According to the Partnership's financial statements, the Partnership's operating expenses during its last three years have been approximately 65% of revenues where Mr. Leas and WMC believe industry norms are between 35% and 45%. Operating expenses for properties managed by WMC affiliates have averaged approximately 39%.

          . Decade has charged substantial fees over the life of the Partnership. The financial statements as of September 30, 1996 reflect a liability of $3,533,836 payable to affiliates which represents accrued fees and interest due to Decade and its affiliates. At the same time such fees were being charged, the Partnership reduced its distributions to the Limited Partners and, most recently, suspended distributions pending completion of the Tender Offer.

          . WMC has a proven track record, demonstrating its ability to successfully and profitably manage real estate limited partnerships. Accordingly, Mr. Leas and WMC believe the Partnership and its Limited Partners would be better served having WMC as the general partner.

               Since 1990, WMC has raised approximately $35 million in 19 investment programs. The investment programs are all structured to produce income for distribution to investors and to preserve the investors' capital contributions. Through September 30, 1996, WMC-sponsored programs have distributed $11,393,734 to their investors. The programs distribute cash to investors in quarterly installments, producing cash-on-cash annual returns of 8% to 12%.

               Among the investment programs WMC has sponsored, six are real estate investment programs. Of these programs, one is a corporation, two are limited partnerships, two are limited liability companies and one is a real estate investment trust. As such, WMC is experienced regarding the administrative and tax reporting functions a general partner is required to perform in a real estate limited partnership. In keeping with the programs' objectives, WMC has distributed a total of $3,866,046 to investors in the six WMC-sponsored real estate programs. Investors in these programs have received annual returns of 8% or greater every year since 1990.

               During April 1996, the interests in Wellington Properties Trust, WMC's affiliated real estate investment trust, began publicly trading on The Nasdaq Stock Market under the ticker symbol "WLPT." The trust exclusively owns apartment communities, with two properties located in Madison, Wisconsin (the location of the Partnership's "Meadows" property). As the manager of a publicly-traded real estate investment trust, Mr. Leas and WMC believe WMC is qualified to administer and manage a public partnership such as the Partnership.

          . As the new general partner of the Partnership, WMC would hire WMC Realty, Inc. ("Realty") as the manager of the Partnership's property and would pay Realty a management fee of 5% of the Partnership's gross receipts rather than the approximately 8% which the Partnership's financial statements reflect has been charged to the Partnership over the past three years.

                DESCRIPTION OF WELLINGTON MANAGEMENT CORPORATION

          WMC, which was formed on July 8, 1988, is a diversified financial services firm, principally engaged in the organization, distribution and management of investment programs and in providing financial planning and other financial investment services and products. WMC presently manages approximately $42 million of investment real estate and $26 million of aerial lift equipment and has offices located in Brookfield and Madison, Wisconsin, and Oak Brook, Illinois.

          WMC has grown from two employees at its inception to its present staff of 125 managerial, sales and administrative personnel. One of its affiliates, Wellington Investment Services Corporation, is the fourth largest broker/dealer in the Milwaukee area.

          WMC's key staff members in the real estate area are Arnold K. Leas, Gregory S. Leas, Robert F. Rice, Grant T. Nakama, Joe Griese and Dale Pinkalla.

          Arnold K. Leas (age 62) has been the President and a director of WMC since 1988. Mr. Leas is a 1958 graduate of Spencerian College with a B.B.A. degree. Since 1969, Mr. Leas has been involved in various aspects of the real estate industry, including acting as Sales Director of Wauwatosa Realty and President of Wellington Realty Company. In addition, Mr. Leas holds the real estate designation of graduate of the Realtor Institute (GRI). Mr. Leas has been involved, directly and indirectly, in real estate acquisitions and sales totalling in excess of $150 million. From 1984 to 1988, Mr. Leas was Executive Vice President of one of Decade's affiliates which was involved primarily in the syndication of entities, including the Partnership, owning multi-family apartment complexes.

          Gregory S. Leas (age 35) has served as WMC's Vice President since 1990 and actively participates in the management of the operational WMC-sponsored partnerships. Mr. Leas graduated from Marquette High School in 1979 and from the University of Wisconsin-Madison in 1983. Mr. Leas received his J.D. degree in 1990 from Brooklyn Law School. From 1986 to 1990, Mr. Leas was employed in the litigation department of the New York City law firm of Fried, Frank, Harris, Shriver & Jacobson.

          Robert F. Rice (age 45), attorney, joined WMC in 1993 as its Vice President and General Counsel. He provides legal and other advice to WMC, its affiliates and the operational WMC partnerships. Mr. Rice is also responsible for all real estate activities of WMC. Mr. Rice received a B.S. degree from the University of Wisconsin-Milwaukee in 1973 and a J.D. degree from Marquette University Law School in 1976. Mr. Rice is a member of the Wisconsin Bar Association and has a broad range of experience in both the private practice of law and as in-house counsel. From 1984 until 1989, he served as a member of the Board of Directors, officer and in-house counsel for various affiliates of a Milwaukee-based financial institution. The affiliates included a real estate development company, a real estate syndication firm and a property management company. In 1989, Mr. Rice formed Resource Alternatives, Inc., which provided legal and consulting services to the real estate industry and served as an RTC contractor.

          Grant T. Nakama (age 52) is the Chief Financial Officer for WMC, its affiliates and the 12 operational WMC-sponsored partnerships. Mr. Nakama is a 1970 graduate of California State University of Los Angeles and received his CPA designation in 1981. Mr. Nakama has had a broad range of financial experience in private and public accounting. From 1986 to 1991, he was employed as Controller of Nassco, Inc., a New Berlin, Wisconsin, supplier of equipment.

          Joe Griese (age 40) joined WMC in 1996 as its Vice President of Acquisitions. Mr. Griese is responsible for identifying, originating, analyzing, negotiating and closing real estate equity investments. He is a senior real estate development and investment manager with 19 years of experience with companies which owned, developed and managed over 25,000 residential units and 3 million square feet of commercial real estate with an aggregate value in excess of $3 billion. From 1984 to 1985, he worked for Citibank in Chicago where his responsibilities included restructuring and completing numerous development projects and investments throughout the nation. From 1980 to 1984, he worked for Balcor/American Express in acquisitions, project management and asset management. Mr. Griese holds an MBA from DePaul University and a B.S. Agricultural Engineering-Construction Administration from the University of Wisconsin-Madison.

          Dale Pinkalla (age 39) joined WMC as Director of Real Estate in 1993. Mr. Pinkalla actively participates in all aspects of property management with respect to investment real estate owned by WMC affiliates and partnerships. He received a B.A. in finance from the University of Wisconsin-Madison in 1980. Mr. Pinkalla has a broad base of experience in real estate and business. In 1981 and

1982, he worked as a broker/salesperson for Louis Gral Investment Real Estate. From 1983 to 1989, he worked as a Mortgage Banking Officer/Vice President for Wells Fargo Bank, Realty Finance. In 1989, Mr. Pinkalla joined Blueport Development Corporation and was a partner/project manager of a $25 million neighborhood shopping center. Upon completion of that project in 1992, he rejoined Wells Fargo Bank as an account officer for the Real Estate Group.

                  PROCEDURE TO REMOVE DECADE AND APPOINT WMC

          The procedure for removing the general partner of the Partnership is set forth in section 8.4 of the Partnership Agreement. Section 8.4 provides that "a majority in Interest of the Limited Partners may remove a General Partner by notification to the effect that such General Partner is removed." Section 8.4 also provides that "concurrently with serving such notification . . . a majority in Interest of the Limited Partners may designate a new General Partner (if after such removal there is no general partner)."

          According to the Partnership's Tender Offer documents, as of October 1, 1996, the Partnership had 17,466.31 Interests outstanding held by 1,936 Limited Partners. Accordingly, as of such date, Notifications in favor of the removal of Decade and appointment of WMC must be signed by Limited Partners who collectively own at least 8,733.16 Interests. However, if the Partnership purchases any Interests pursuant to its Tender Offer, the number of Interests which must vote in favor of these proposals will be reduced by 50% of the Interests so purchased.

          The power of the Limited Partners to remove Decade by notification is conditioned under section 8.4 of the Partnership Agreement upon meeting the following two prerequisites:

          1. There must be either (a) a declaratory judgment in a court action on behalf of the Limited Partners or (b) an opinion of counsel for the Limited Partners; to the effect that the exercise of the removal right will not result in the loss of the Limited Partners' limited liability; and

          2.   Either (a) an Internal Revenue Service Private Letter Ruling or
(b) an opinion of counsel for the Limited Partners; to the effect that the exercise of their removal right will not cause the Partnership to lose its tax status as a partnership for federal income tax purposes.

          Mr. Leas and WMC intend to seek legal opinions on behalf of the Limited Partners to satisfy these requirements. Mr. Leas and WMC have preliminarily discussed these opinions with counsel and believe that, with some basic analysis and review, counsel will be able to provide the necessary legal opinions. A Limited Partner who returns a signed Notification "FOR" the proposals is also authorizing Mr. Leas and an officer of WMC to obtain and accept on behalf of the Limited Partners the legal opinions required by 1 and 2 above.

          Based on the above-discussed provisions of the Partnership Agreement, Mr. Leas and WMC believe that Decade will be removed as the general partner of the Partnership and replaced with WMC upon the delivery to the Partnership of
(a) Notifications "FOR" the proposals signed by Limited Partners owning greater than 50% of the outstanding Interests and (b) the above-reference legal opinions.

                        RAMIFICATIONS OF THE REMOVAL OF
                         DECADE AND APPOINTMENT OF WMC

          Upon the removal of any general partner, section 8.5.A of the Partnership Agreement provides that the remaining general partner (which presumably would include WMC as the new general partner) is required to accept an assignment of the removed general partner's interest in profits and losses. Under the Partnership Agreement, this assignment is automatic with no further documentation required.

          Section 8.5.B of the Partnership Agreement requires that the removed general partner be paid the appraised value of the general partner's interest in "distributions of Sale Proceeds." This payment is to be made by a promissory note bearing interest at 2% above the prime rate and payable in not less than five years in equal annual installments. "Sale Proceeds" are defined in section
3.50 of the Partnership Agreement to mean "all cash funds resulting from a sale or refinancing of Partnership Property, plus established Reserves, less: (a) expenses incurred in the transaction; (b) debts and obligations related to the transaction; and (c) other payments for Partnership expenses (not including fees deferred by the General Partner and Affiliates), costs of improvements or additions to Properties and amounts as may be required to purchase underlying land or joint venture interests or Reserves established by the General Partner."

          The general partner's interest in Sale Proceeds is determined by section 6.1 of the Partnership Agreement. This section provides, in part, that net Sale Proceeds are to be distributed first to Limited Partners until their capital investments are reduced to zero; second to Limited Partners in an amount necessary to provide them with their Priority Return (as defined in the Partnership Agreement) after taking into account prior distributions of net Sale Proceeds in excess of the Limited Partners' original capital contributions; and third to the general partner in an amount equal to the greater of (a) the excess of its initial capital contribution over the sum of all prior distributions of net Sale Proceeds to the general partner or (b) 1% of the net Sale Proceeds. The appraised value is to be determined by an appraisal conducted by an appraiser selected by mutual agreement of the general partner and the Partnership; provided, however, that if the parties cannot agree upon an appraiser within 30 days, American Appraisal Company must be used. Based on the valuations discussed in the Tender Offer documents, Mr. Leas and WMC believe the general partner's interest in distributions of Sale Proceeds would likely be a nominal amount.

          The removal of Decade may necessitate payments of accrued fees and interest to Decade. The Partnership's balance sheet dated September 30, 1996, reflects a liability of $3,533,836 payable to affiliates which represents accrued fees and interest due to Decade. The Partnership may be requested to pay Decade this amount at or shortly after Decade's removal. The September 30, 1996 balance sheet also reflects cash of $4,197,207. Accordingly, Mr. Leas and WMC believe the Partnership could make this payment without materially adversely affecting the Partnership.

          There may be other ramifications that result from the removal of the general partner that are not described in the Partnership Agreement and have not otherwise been made generally known to the Limited Partners. Mr. Leas has requested in writing that Decade provide information regarding any instrument, agreement, undertaking, relationship or other circumstances that will be breached, accelerated or otherwise cause the Partnership or its rights thereunder to be adversely affected upon the removal of the general partner and the appointment of WMC as the new general partner.

                    PROPOSED PROPERTY MANAGEMENT AGREEMENT

          If Decade is removed as the general partner of the Partnership and WMC is appointed as the new general partner, WMC will cause the Partnership to terminate its existing Management

Consulting Agreement and Property Management Agreement. According to section 7.2.A.(vii) of the Partnership Agreement, such agreements must be terminable by the Partnership without penalty upon 60 days' written notice. Accordingly, Mr. Leas and WMC believe that these existing agreements to which the Partnership is a party may be terminated by the Partnership with not less than 60 days' prior written notice. After such termination, WMC will cause the Partnership to enter into a property management agreement with WMC Realty, Inc., WMC's wholly owned subsidiary. Pursuant to this property management agreement, Realty will be responsible for managing the Partnership's properties. For its services as the manager of the Partnership's properties, the agreement will provide that the Partnership will pay Realty 5% of the Partnership's gross receipts. In addition, the property management agreement will require the Partnership to reimburse Realty for all out-of-pocket costs incurred by Realty in the performance of its services under the agreement and will contain other standard terms and conditions.

                         SOLICITATION OF NOTIFICATIONS

          Notifications will be solicited by mail, telephone, telefax and in person. Solicitation will be conducted by Arnold K. Leas and by employees of WMC who will not be paid any additional compensation for their solicitation services.

                     FEES AND EXPENSES OF THE SOLICITATION

          Fees and expenses of the solicitation will be borne by WMC. Because Mr. Leas and WMC believe that the removal of Decade as the general partner of the Partnership and the appointment of WMC as the new general partner is in the Limited Partners' best interests, Mr. Leas and WMC hereby request that Limited Partners share in the fees and expenses of this solicitation and the consummation of the proposals. Any Limited Partner who is willing to make a contribution towards the fees and expenses of the solicitation and the consummation of the proposals is requested to mail their contribution to Arnold
K. Leas, c/o Wellington Management Corporation, 1865 West Corporate Drive, Brookfield, Wisconsin 53045. Mr. Leas and WMC suggest that each Limited Partner contribute $10 per Interest owned but Limited Partners may contribute any amount they desire. Mr. Leas and WMC will accumulate all amounts contributed by Limited Partners in a separate bank account and will only utilize such funds to pay the fees and expenses associated with the solicitation and the actions necessary to cause the removal of Decade as the general partner of the Partnership and the appointment of WMC as the new general partner. These fees and expenses will include administrative expenses and attorneys' fees related to the solicitation and consummation of the proposals. If Mr. Leas and WMC are successful in consummating the transactions contemplated by the proposals, WMC intends to cause the Partnership to reimburse WMC and the other contributing Limited Partners for all amounts which they contributed to the fees and expenses associated with the solicitation and the actions necessary to cause the removal of Decade as the general partner of the Partnership and the appointment of WMC as the new general partner. At present, Mr. Leas and WMC believe that the total fees and expenses in this matter will be approximately $60,000. Any amounts contributed by Limited Partners which are not fully utilized for such fees and expenses will be returned to the contributing Limited Partners pro rata based on the amount of each such contributing Limited Partner's contribution.

                               VOTING INFORMATION

          According to the Partnership's Tender Offer documents, there are 17,466.31 Interests outstanding. According to the Partnership Agreement, each Interest is entitled to one vote for the proposals set forth in this Proxy Statement. Mr. Leas and WMC will rely on the Partnership's records for purposes of determining the Limited Partners and number of Interests owned by each Limited Partner.

          Decade will be removed and WMC will be appointed as the new general partner of the Partnership if (a) Limited Partners owning greater than 50% of the outstanding Interests sign the enclosed Notification voting "FOR" the proposals; (b) Arnold K. Leas and/or an officer of WMC receives the required legal opinions on behalf of the Limited Partners; and (c) such Notifications and the legal opinions are delivered to the Partnership. Accordingly, any Limited Partner who does not sign and return the Notification voting "FOR" the proposals set forth in this Proxy Statement will, in effect, have voted against the proposals.

                    CERTAIN INFORMATION ABOUT ARNOLD K. LEAS

          Arnold K. Leas, who owns 49.64 Interests in the Partnership, is also an officer, director and approximately 40% shareholder of WMC and is an officer and director of Realty, WMC's wholly-owned subsidiary. Accordingly, Mr. Leas may benefit, other than simply as a Limited Partner of the Partnership, if Decade is removed and replaced with WMC. In addition, if this solicitation is successful, WMC and its subsidiary, Realty, may receive compensation from the Partnership for property management and other services thereafter rendered to the Partnership.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                       AND MANAGEMENT OF THE PARTNERSHIP

          According to the Partnership's Form 10-K for the year ended December 31, 1995, no person owns of record or is known by the Partnership to own
beneficially more than 5% of the outstanding Interests.   According to such Form
10-K, Decade and its partners as a group owned 193.04 Interests as of December 31, 1995, representing 1.105% of the Interests outstanding. In addition, the Form 10-K indicates that as of December 31, 1995, relatives and affiliates of Decade owned an additional 35.69 Interests.

                               OTHER INFORMATION

          The information concerning the Tender Offer has been taken from, or based upon, publicly available documents filed by the Partnership with the SEC. Neither Mr. Leas nor WMC takes any responsibility for the accuracy or completeness of such information or for any failure by the Partnership to disclose events that may have occurred and may affect the significance or accuracy of any such information.

                                                                  ARNOLD K. LEAS
                                                           Brookfield, Wisconsin
                                                        Dated:  __________, 1996

                                  NOTIFICATION

               THIS NOTIFICATION IS BEING SOLICITED BY ARNOLD K. LEAS, A LIMITED PARTNER OF DECADE COMPANIES INCOME PROPERTIES - A LIMITED PARTNERSHIP (THE "PARTNERSHIP"), AND BY MR. LEAS' AFFILIATE, WELLINGTON MANAGEMENT CORPORATION ("WMC").

               The undersigned, who is a limited partner of the Partnership owning limited partnership interests (the "Interests"), hereby votes all of the undersigned's Interests as set forth below and, if the undersigned votes "FOR" the proposals below, the undersigned also appoints Arnold K. Leas and Robert F. Rice, an officer of WMC, or either of them, with full power of substitution and resubstitution, as the undersigned's agent and power of attorney, to (a) elect to accept and to receive such legal opinions as may be necessary to validate the removal power exercised in this Notification; (b) deliver this Notification and the legal opinions to the Partnership and Decade Companies; and (c) take all other necessary or appropriate actions on behalf of the undersigned to effectuate such proposals under the Partnership Agreement of the Partnership:

                                   PROPOSALS
              [CHECK THE APPROPRIATE LINES TO INDICATE YOUR VOTE]

                  ______ FOR            The removal of Decade
                  ______ AGAINST        Companies as the general
                  ______ ABSTAIN        partner of the Partnership.



                  ______ FOR            The appointment of Wellington
                  ______ AGAINST        Management Corporation as the
                  ______ ABSTAIN        new general partner of the
                                        Partnership.


               THIS NOTIFICATION WILL BE VOTED AS INDICATED ABOVE. IF THIS NOTIFICATION IS SIGNED AND RETURNED BUT THE VOTE FOR THE PROPOSALS IS NOT INDICATED, THE UNDERSIGNED WILL BE DEEMED TO HAVE GIVEN THE DIRECTION TO VOTE ALL OF THE INTERESTS OWNED BY THE UNDERSIGNED "FOR" BOTH PROPOSALS AND TO DELIVER THIS NOTIFICATION TO EFFECT BOTH PROPOSALS.


                [Name of Owner and Number of Interests Owned*]

       __________________________________  __________________________________
                   Signature                              Date

                     PLEASE COMPLETE ALL FOUR BLANKS ABOVE

                *Based on most recently available information.